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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        AIRNET COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00941P 10 6
                                 (CUSIP Number)

                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                           Attn: Keith W. Kaplan, Esq.
                               260 S. Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4143
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                  Page 1 of 11



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_______________________________________________________________________________

CUSIP No.  00941P 10 6                                       Page 2 of 11 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                SCP Private Equity Partners, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC and PF (see Item 3)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       3,642,130(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       3,642,130(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,811,929(2)
______________________________________________________________________________



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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page  3 of 11 Pages
_______________________________________________________________________________


   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                16.9%(3)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


(1) Includes 3,437,687 shares of common stock and 204,443 shares issuable upon exercise of a warrant.

(2) Includes 3,437,687 shares of common stock, 204,443 shares issuable upon exercise of a warrant, and 169,799 shares held by CIP Capital, L.P.

(3) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's common stock.



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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page  4 of 11 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                CIP Capital, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC (see Item 3)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       169,799
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       169,799
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             169,799
______________________________________________________________________________



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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page  5 of 11 Pages
_______________________________________________________________________________


   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT






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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page  6 of 11 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James W. Brown
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC and PF (see Item 3)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,657 (4)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       3,811,929 (5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,657 (4)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       3,811,929 (5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,814,586 (6)
______________________________________________________________________________



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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page 7 of 11 Pages
_______________________________________________________________________________


   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                17.0%(7)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT



(4) Includes 1,400 shares held by Mr. Brown and options which are exercisable within 60 days of January 10, 2000 for 1,257 shares.

(5) Includes 3,437,687 shares held by SCP Private Equity Partners, L.P., 204,443 shares issuable upon exercise of a warrant held by SCP Private Equity Partners, L.P., and 169,799 shares held by CIP Capital, L.P. Mr. Brown is a Partner of SCP Private Equity Partners, L.P. and Managing Director of CIP Capital, L.P. Mr. Brown disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(6) Includes 1,400 shares held by Mr. Brown, options which are exercisable within 60 days of January 7, 2000 for 1,257 shares, 3,437,687 shares held by SCP Private Equity Partners, L.P., 204,443 shares issuable to SCP Private Equity Partners, L.P. upon exercise of a warrant, and 169,799 shares held by CIP Capital, L.P.

(7) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's common stock.





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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page  8 of 11 Pages
_______________________________________________________________________________


                                  SCHEDULE 13D

Item 1   Security and Issuer
----------------------------

                  This statement (the "Statement") relates to the common stock (the "Common Stock"), of Airnet Communications Corporation (the "Issuer"). This Statement constitutes an initial filing of Schedule 13D by SCP Private Equity Partners, L.P. ("SCP"), CIP Capital, L.P. ("CIP") and James W. Brown (collectively, the "Reporting Persons"). The address of the Issuer's principal executive office is 100 Rialto Place, Suite 300, Melbourne, Florida 32901.

Item 2   Identity and Background
--------------------------------

         (a) This Statement is filed jointly on behalf of the Reporting Persons, as defined above.

         (b-c) The address of SCP and CIP's principal executive office is 435 Devon Park Drive, Building 300, Wayne, Pennsylvania 19087. SCP and CIP are investment funds. Mr. Brown's business address is c/o SCP Private Equity Partners, L.P., 435 Devon Park Drive, Building 300, Wayne, Pennsylvania 19087. Mr. Brown's principal occupation is managing investment funds.

         (d) During the last five years, none of SCP, CIP and Mr. Brown have been convicted in any criminal proceeding.

         (e) During the last five years, none of SCP, CIP and Mr. Brown have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) SCP and CIP are organized in Delaware. Mr. Brown is a citizen of the United States.


Item 3   Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         SCP acquired the 3,437,687 shares of Common Stock upon conversion of 2,114,661 shares of Series E Convertible Preferred Stock, 817,772 shares of Series F Convertible Preferred Stock and 505,254 shares of Series G Convertible Preferred Stock (the Series E Convertible Preferred Stock, the Series F Convertible Preferred Stock and the Series G Convertible Preferred Stock collectively being the "Preferred Stock"). All of these shares were acquired at a conversion ratio of .01506477 shares of Common Stock for each share of Preferred Stock converted. SCP acquired its shares of Preferred Stock for cash. SCP acquired the warrant to purchase 204,443 shares of Common Stock for cash.

         CIP acquired the 169,799 shares of Common Stock upon conversion of 105,733 shares of Series E Convertible Preferred Stock, 40,889 shares of Series F Convertible Preferred Stock and 23,177 shares of Series G Convertible Preferred Stock. All of these shares were acquired at a conversion ratio of
 .01506477 shares of Common Stock for each share of Preferred Stock converted. CIP acquired its shares of Preferred Stock for cash.

         Mr. Brown acquired 1,400 shares of Common Stock upon the initial public offering of the Issuer. Mr. Brown acquired these shares of Common Stock for cash. Mr. Brown acquired the options to purchase 1,257 shares in consideration of his service on the Board of Directors of the Issuer.


Item 4   Purpose of the Transaction
-----------------------------------

         SCP, CIP and Mr. Brown's purpose in acquiring the shares of Common Stock was to acquire an investment position in the Issuer. While SCP, CIP and Mr. Brown have no current plans to increase or decrease their respective investment positions, they intend to review their respective investment positions from time to time. Depending upon


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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page  9 of 11 Pages
_______________________________________________________________________________


such review, as well as market and business conditions and other factors, they may choose to purchase additional shares of the Common Stock or to sell all or a portion of their shares of Common Stock.

         SCP has the right to appoint one person to the Board of Directors of the Issuer.

Item 5   Interest in Securities of the Issuer
---------------------------------------------

(a) As of January 10, 2000, SCP is the beneficial owner of 3,811,929 shares of Common Stock, including currently exercisable warrants to purchase 204,443 shares of Common Stock and 169,799 shares held by CIP. The 3,811,929 shares constitute 16.9% of the issued and outstanding shares of Common Stock (based on 22,428,179 shares of Common Stock issued and outstanding as of the date hereof, which consists of 22,223,736 shares of Common Stock issued and outstanding as reported in the Issuer's Registration Statement on Form S-1, dated November 12, 1999 (the "Registration Statement"), and 204,443 shares of Common Stock issued upon exercise of the warrants).

         As of January 10, 2000, CIP is the beneficial owner of 169,799 shares of Common Stock. The 169,799 shares constitute 0.7% of the issued and outstanding shares of Common Stock (based on 22,223,736 shares of Common Stock issues and outstanding as reported in the Registration Statement).

         As of January 10, 2000, Mr. Brown is the beneficial owner of 3,814,586 shares of Common Stock including 3,437,687 shares of Common Stock held by SCP, currently exercisable warrants to purchase 204,443 shares of Common Stock held by SCP, and 169,799 shares held by CIP, 1,400 shares of Common Stock held by Mr. Brown and options to purchase 1,257 shares of Common Stock held by Mr. Brown. The 3,814,586 shares constitute 17.0% of the issued and outstanding shares of Common stock (based on 22,429,436 shares of Common Stock issued and outstanding as of the date hereof which consists of 22,223,736 shares of Common Stock issued and outstanding as reported in the Registration Statement, 204,443 shares issued upon exercise of the warrants and 1,257 shares issued upon exercise of the options). Mr. Brown is a Partner of SCP and Managing Director of CIP. Mr. Brown disclaims beneficial ownership of all such shares except to his pecuniary interest therein.

(b) SCP has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 3,642,130 shares of Common Stock.

         CIP has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 169,799 shares of Common Stock.

         Mr. Brown has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,657 shares of Common Stock. Mr. Brown has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,811,929 shares of Common Stock. Mr. Brown shares power to vote or direct the vote and shares power to dispose or direct the disposition of 3,642,130 with the other partners of SCP. Mr. Brown shares power to vote or direct the vote and shares power to dispose or direct the disposition of 169,799 shares with the other directors and partners of CIP.

(c) Except for the transactions described in Items 3 and 4 above, none of SCP, CIP or Mr. Brown has effected any transactions in the securities of the Issuer during the past sixty (60) days.

(d) No persons, other than SCP, CIP and Mr. Brown, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

(e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------------

         Mr. Brown holds a stock option to purchase 7,533 shares of Common Stock. The option vests in thirty-six equal monthly installments beginning October 7, 1999, subject to Mr. Brown's attendance of at least 75% of the Board



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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page 10 of 11 Pages
_______________________________________________________________________________


of Directors meetings of the year in question. Therefore, 1,257 options are vested, or will be vested within 60 days of January 10, 2000. The option expires 90 days after such time Mr. Brown ceases to be a member of the Board of Directors.

         SCP holds warrants to purchase 204,443 shares of Common Stock at an exercise price of $3.67. The warrants expire on June 10, 2009.

Item 7   Material to be Filed as Exhibits
-----------------------------------------

         None.


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_______________________________________________________________________________

CUSIP No. 00941P 10 6                                      Page  11 of 11 Pages
_______________________________________________________________________________


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 7, 2000
Date
                                   SCP Private Equity Partners, L.P.
                                   By: SCP Private Equity Management,
                                        L.P., its General Partner
                                   By: Winston J. Churchill, General Partner

                                   /s/ Winston J. Churchill
                                   ------------------------------------------
                                   Winston J. Churchill, General Partner



                                   CIP Capital, L.P.
                                   By: CIP Capital Management, Inc.

                                   /s/ Winston J. Churchill
                                   ------------------------------------------
                                   Winston J. Churchill, Chairman



                                   /s/ James W. Brown
                                   ------------------------------------------
                                   James W. Brown